                                                  -----------------------------
                                                         OMB APPROVAL
                         UNITED STATES            -----------------------------
              SECURITIES AND EXCHANGE COMMISSION  OMB Number:   3235-0145
                    WASHINGTON, D.C. 20549        Expires:   September 30, 1998
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                                                  hours per response......14.90
                                                  -----------------------------


                           SCHEDULE 13D



             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 6 )*


                   Louis Dreyfus Natural Gas Corp.
-------------------------------------------------------------------------------
                          (Name of Issuer)


                            Common Stock
-------------------------------------------------------------------------------
                   (Title of Class of Securities)


                            546011 10 7
-------------------------------------------------------------------------------
                           (CUSIP Number)


 Andrew J. Connelly, Esq., General Counsel, Louis Dreyfus Holding Company Inc.
             10 Westport Road, Wilton, CT 06897-0810, (203) 761-8444
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)


                                  July 5, 2000
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------
CUSIP NO.           546011 10 7
--------------------------------

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  S.A. Louis Dreyfus et Cie.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                       (b) / /
                  Not Applicable
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                  WC/AF
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         / /

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  France
-------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES                           None
      BENEFICIALLY
        OWNED BY
          EACH               --------------------------------------------------
       REPORTING              8      SHARED VOTING POWER
         PERSON
          WITH                           19,150,000 shares
                             --------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          None
                             --------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          19,150,000 shares
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  19,150,000 shares
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /

                  Not Applicable
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  44.37%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------
CUSIP NO.           546011 10 7
--------------------------------

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Louis Dreyfus Holding Company Inc.
                  I.R.S. Identification Nos. of above person      13-2884817
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                       (b) / /
                  Not Applicable
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                  WC/AF
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         / /

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES                           None
      BENEFICIALLY
        OWNED BY             --------------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                           19,150,000 shares
          WITH               --------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          None
                             --------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          19,150,000 shares
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  19,150,000 shares
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /

                  Not Applicable
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  44.37%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------
CUSIP NO.           546011 10 7
--------------------------------

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Louis Dreyfus Commercial Activities Inc.
                  I.R.S. Identification Nos. of above person      13-3041997
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                       (b) / /
                  Not Applicable
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                  WC/AF
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         / /

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES                           None
      BENEFICIALLY
        OWNED BY             --------------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                           19,150,000 shares
          WITH               --------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          None
                             --------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          19,150,000 shares
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  19,150,000 shares
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /

                  Not Applicable
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  44.37%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------
CUSIP NO.           546011 10 7
--------------------------------

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Louis Dreyfus Natural Gas Holdings Corp.
                  I.R.S. Identification Nos. of above person      06-1319711
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                       (b) / /
                  Not Applicable
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                  WC/AF
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         /X/

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES                           None
      BENEFICIALLY
        OWNED BY             --------------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                           11,000,000 shares
          WITH               --------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          None
                             --------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          11,000,000 shares
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,000,000 shares
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /

                  Not Applicable
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.49%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------
CUSIP NO.           546011 10 7
--------------------------------

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  L.D. Fashions Holdings Corp.
                  I.R.S. Identification Nos. of above person      52-2075748
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                       (b) / /
                  Not Applicable
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                  WC/AF
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         / /

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES                           None
      BENEFICIALLY
        OWNED BY             --------------------------------------------------
          EACH                8     SHARED VOTING POWER
       REPORTING
         PERSON                           7,400,000 shares
          WITH               --------------------------------------------------

                              9      SOLE DISPOSITIVE POWER

                                          None
                             --------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          7,400,000 shares
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,400,000 shares
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /

                  Not Applicable
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.15%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amendment No. 6 to the Schedule 13D of the Louis Dreyfus Group (as defined below), dated December 6, 1994, as amended (the "Schedule 13D"), in respect of shares of Common Stock, par value $.01 per share, of Louis Dreyfus Natural Gas Corp., amends and restates the Schedule 13D to read in its entirety as set forth below.

ITEM 1.           SECURITY AND ISSUER

                  This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Louis Dreyfus Natural Gas Corp., an Oklahoma corporation (the "Issuer"), which has its principal executive offices at 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma 73134.

ITEM 2.           IDENTITY AND BACKGROUND

                  This Statement is being filed by S.A. Louis Dreyfus et Cie., a corporation organized under the laws of France ("SALD"), Louis Dreyfus Holding Company Inc., a Delaware corporation ("LDHC"), Louis Dreyfus Commercial Activities Inc., a Delaware corporation ("LDCA"), Louis Dreyfus Natural Gas Holdings Corp., a Delaware corporation ("NGHC"), and L.D. Fashions Holdings Corp., a Delaware corporation ("LDFHC"). (SALD, LDHC, LDCA, NGHC and LDFHC, collectively, are sometimes referred to herein as the "Louis Dreyfus Group.")

                  SALD is a privately-held corporation which, through subsidiaries throughout the world, is engaged in various businesses, including international merchandising and exporting of various commodities, ownership and management of ocean vessels, real estate ownership, development and management, manufacturing, crude oil and natural gas exploration and production, and various commodity processing or refining operations. SALD's principal business and office address is 87 Avenue de la Grande Armee, 75782 Paris, France.

                  LDHC is a wholly-owned subsidiary of SALD and is itself a holding company of subsidiaries which engage principally in commodities trading and merchandising and real estate activities. The principal business and office address of LDHC is 10 Westport Road, Wilton, Connecticut 06897-0810.

                  LDCA is a wholly-owned subsidiary of LDHC and is a company that holds interests in various other corporations. The principal business and office address of LDCA is 10 Westport Road, Wilton, Connecticut 06897-0810.

                  NGHC is a wholly-owned subsidiary of LDCA and is a company that holds interests in other entities. The principal business and office address of NGHC is 3411 Silverside Road, Baynard Building, Suite 210E, Wilmington, Delaware 19810.

                  LDFHC is a wholly-owned subsidiary of LDCA and is engaged in the business of holding certain of the shares of the Common Stock owned by the Louis Dreyfus Group. The principal business and office address of LDFHC is 3411 Silverside Road, Baynard Building, Suite 210E, Wilmington, Delaware 19801.

                  Information with respect to the executive officers and directors of SALD, LDHC, LDCA, NGHC and LDFHC, including (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and
(d) citizenship, is listed on the Schedules attached hereto as Annexes A, B, C, D and E, respectively, which are incorporated herein by reference.

                  None of SALD, LDHC, LDCA, NGHC or LDFHC, nor, to the best of their knowledge, any person identified in Schedules attached hereto as Annexes A, B, C, D and E, has during the last five years (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such a proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The Issuer's predecessor was acquired by the Louis Dreyfus Group on July 18, 1990, for $46.6 million provided from the Louis Dreyfus Group's general corporate funds. Subsequent to 1990, the Louis Dreyfus Group acquired or established other subsidiaries or affiliates to conduct various related oil and gas acquisition and marketing activities. In November 1993, through various intercompany mergers, the Issuer succeeded to certain of these businesses, with NGHC owning 20,000,000 shares of the Common Stock, representing all of the issued and outstanding shares of such Stock. In November 1993, the Issuer completed an initial public offering of 7,800,000 shares of the Common Stock (the "IPO") at a price of $18.00 per share. During the period from June 29, 1994 through November 21, 1994, NGHC purchased 590,500 additional shares of the Common Stock on the open market for an aggregate of $8,344,725. The funds for these purchases were provided from the general corporate funds of the Louis Dreyfus Group.

                  On December 22, 1994, NGHC declared a dividend of 590,500 shares of the Common Stock to its immediate parent corporation, LDCA. On December 29, 1994, 5,000 of these shares were transferred from NGHC to LDCA, and on January 1, 1995, the remaining 585,500 such shares were transferred from NGHC to LDCA.

                  During the period from December 27, 1994 through February 23, 1995, LDCA purchased 39,500 additional shares of the Common Stock on the open market for an aggregate of $462,875.00, and during the period from December 10, 1997 through December 16, 1997, LDCA purchased 21,000 additional shares of the Common Stock on the open market for an aggregate of $408,812.50, bringing the total number of shares of the Common Stock owned directly by LDCA to 651,000. In addition, during the period from December 18, 1997 through January 7, 1998, LDHC purchased 59,000 additional shares of the Common Stock on the open market for an aggregate of $1,096,650.00. The funds for the above purchases were provided from the general corporate funds of the Louis Dreyfus Group.

                  On March 3, 1998, NGHC declared a dividend of 9,000,000 shares of the Common Stock to its immediate parent corporation, LDCA, effective March 3, 1998. On March 5, 1998, LDCA contributed such 9,000,000 shares to its subsidiary, LDFHC, as a capital contribution. On March 9, 1998, LDCA transferred all of the issued and outstanding shares of

LDFHC to LDCA's subsidiary, L.D. Fashions Services Inc., a Connecticut corporation ("LDFS"), as a capital contribution. During the period from May 22, 1998 through May 26, 1998, LDHC purchased 12,600 additional shares of the Common Stock on the open market for an aggregate of $222,075.00. The funds for these purchases were provided from the general corporate funds of the Louis Dreyfus Group.

                  On June 5, 1998, LDHC contributed 71,600 shares of the Common Stock to its subsidiary, LDCA, as a capital contribution. On July 16, 1998, LDFS merged with and into LDCA, with LDCA being the surviving corporation. On August 3, 1998 and August 4, 1998, LDCA purchased 27,400 additional shares of the Common Stock on the open market for an aggregate of $364,275.00. The funds for these purchases were provided from the general corporate funds of the Louis Dreyfus Group.

                  The Louis Dreyfus Group sold 1,600,000 shares of the Common Stock of the Issuer pursuant to a Prospectus Supplement dated June 28, 2000 to a Prospectus dated October 12, 1999. LDFHC was the direct beneficial owner of the shares sold.

                  As a result of these transactions, LDCA owns 750,000 shares of the Common Stock directly, 11,000,000 shares of the Common Stock through NGHC and 7,400,000 shares of the Common Stock through LDFHC; LDHC owns 19,150,000 shares of the Common Stock through LDCA; and SALD owns such shares of Common Stock through LDHC.

ITEM 4.           PURPOSE OF TRANSACTION

                  Until the IPO in November 1993, the Issuer was an indirect wholly-owned subsidiary of SALD, and the Louis Dreyfus Group had the ability to exercise control over the management and operations of the Issuer. The IPO reduced the Louis Dreyfus Group's percentage ownership in the Issuer to approximately 71.9%. During the period from June 29, 1994 through February 23, 1995, through the purchase of 630,000 additional shares of the Common Stock on the open market, the Louis Dreyfus Group increased its percentage ownership to approximately 74.2%.

                  In October 1997, in connection with the acquisition (the "American Acquisition") by the Issuer of American Exploration Company ("American"), the Issuer issued approximately 11,300,000 shares of the Common Stock to American's shareholders. Such issuance reduced the Louis Dreyfus Group's percentage ownership in the Issuer to approximately 52.7%. In addition, the Issuer issued depository shares representing an interest in convertible preferred stock (the "Convertible Stock") to certain of American's shareholders in connection with the American Acquisition.

                  During the period from December 10, 1997 through December 30, 1997, through the purchase of 70,000 additional shares of the Common Stock on the open market, the Louis Dreyfus Group increased its percentage ownership in the Issuer to approximately 52.9%. Effective December 31, 1997, 940,649 shares of the Common Stock were issued upon conversion of shares of the Convertible Stock, reducing the Louis Dreyfus Group's percentage ownership in the Issuer to approximately 51.6%. The remaining shares of Convertible Stock have been redeemed by the Issuer. During the period from January 5, 1998 through August 4,

1998, the Louis Dreyfus Group purchased 50,000 additional shares of the Common Stock on the open market, increasing its percentage ownership in the Issuer to approximately 51.7%.

                  On July 5, 2000, the Issuer completed a public offering of 4,000,000 shares of Common Stock at a price to the public of $31.00 per share pursuant to a Prospectus Supplement dated June 28, 2000 to a Prospectus dated October 12, 1999. The Issuer sold 2,400,000 of such shares in a primary offering and the Louis Dreyfus Group sold 1,600,000 of such shares in a secondary offering, reducing its percentage ownership in the Issuer to approximately 44.37%. LDFHC was the direct beneficial owner of the shares sold by the Louis Dreyfus Group in such offering.

                  Four of the twelve directors of the Issuer are employees of SALD or its subsidiaries, and the Louis Dreyfus Group has maintained the effective ability to control the outcome of matters upon which stockholders of the Issuer vote.

                  Subject to the arrangements described in Item 6 below, there is no agreement between any member of the Louis Dreyfus Group and any other party, including the Issuer, that would prevent the Louis Dreyfus Group from acquiring or disposing of shares of the Common Stock. Depending upon market conditions, financial considerations and other factors, the Louis Dreyfus Group may purchase or sell additional shares of Common Stock, if appropriate opportunities to do so are available, at such times as the Louis Dreyfus Group considers advisable.

                  Subject to the foregoing, none of SALD, LDHC, LDCA, NGHC or LDFHC has any present plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of the date hereof and subject to the arrangements described in Item 6 below, NGHC is the direct beneficial owner of 11,000,000 shares of the Common Stock, representing approximately 25.49% of the issued and outstanding shares of the Common Stock. LDFHC is the direct beneficial owner of 7,400,000 shares of the Common Stock, representing approximately 17.15% of the issued and outstanding shares of the Common Stock. LDCA is the direct beneficial owner of 750,000 shares of the Common Stock and the indirect beneficial owner of the 11,000,000 shares held by NGHC and the 7,400,000 shares held by LDFHC, for a total of 19,150,000 shares of the Common Stock, representing approximately 44.37% of the issued and outstanding shares of Common Stock. LDHC is the indirect beneficial owner of the 19,150,000 shares beneficially owned by LDCA, representing approximately 44.37% of the issued and outstanding shares of the Common Stock. SALD is the indirect beneficial owner of the 19,150,000 shares of Common Stock beneficially owned by LDHC, representing approximately 44.37% of the issued and outstanding shares of the Common Stock.

                  Except as listed on the Schedule attached hereto as Annex F, which is incorporated herein by reference, to the best knowledge of SALD, LDHC, LDCA, NGHC and LDFHC, none of their respective executive officers or directors (i) beneficially owns any Common Stock (other than in his or her capacity as an executive officer or director of such corporations) or (ii) has the right to acquire any Common Stock.

                  (b) Subject to the arrangements described in Item 6 below, SALD, LDHC and LDCA share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 19,150,000 shares of the Common Stock that they beneficially own; NGHC shares with SALD, LDHC and LDCA power to vote or to direct the vote and power to dispose or to direct the disposition of 11,000,000 of such shares; and LDFHC shares with SALD, LDHC and LDCA power to vote or to direct the vote and power to dispose or direct the disposition of 7,400,000 of such shares.

                  To the best knowledge of SALD, LDHC, LDCA, NGHC and LDFHC, none of their respective executive officers or directors has the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by such corporations (other than in his or her capacity as an executive officer or director of such corporations).

                  Except as indicated in the footnotes to the Schedule attached hereto as Annex F, which is incorporated herein by reference, to the best knowledge of SALD, LDHC, LDCA, NGHC and LDFHC, each of their respective executive officers and directors has sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by such executive officer or director.

                  (c) Except as indicated in the footnotes to the Schedule attached hereto as Annex F, which is incorporated herein by reference, to the best knowledge of SALD, LDHC, LDCA,

NGHC and LDFHC, none of their respective executive officers or directors has effected any transactions in shares of the Common Stock during the past 60 days.

                  (d) Subject to the arrangements described in Item 6 below, to the best knowledge of SALD, LDHC, LDCA, NGHC and LDFHC, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by such corporations.

                  (e) Not Applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                  OR RELATIONSHIPS WITH RESPECT TO SECURITIES
                  OF THE ISSUER

                  Except as described below and except for the Issuer's Stock Option Plan and the Issuer's Non-Employee Director Deferred Stock Compensation Program, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of SALD, LDHC, LDCA, NGHC or LDFHC or, to the best of their knowledge, any executive officer or director of any of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                  Beginning in December 1994 20,000,000 of the shares of the Common Stock then owned by NGHC were pledged to certain banks (the "Banks") to secure loans made by the Banks to a member of the Louis Dreyfus Group (the "Bank Pledge"). As of the date of this filing, 3,000,000 of such shares remain subject to the Bank Pledge. A default by the borrower under the terms of the remaining loan could result in the sale of all or a portion of the remaining pledged shares. In addition, on January 25, 1999, a judgment in the amount of $166,131,529 was rendered against NGHC and other defendants in Texas state court proceedings in connection with matters unrelated to the Issuer. NGHC is vigorously contesting the judgment. NGHC appealed the judgment in April 1999 and has taken actions to prevent any collection pending appeal. Pursuant to court order in this proceeding, NGHC has pledged 8,000,000 of its 11,000,000 shares of the Common Stock, and has given a secondary lien on its remaining 3,000,000 shares subordinate to the Bank Pledge, to the judgment creditor pending the outcome of its appeal, which is not expected to be completed until 2001. If the appeal is unsuccessful, it is possible that all or a portion of the shares held by NGHC may be sold or otherwise disposed of in connection with these proceedings. The sale of all or a portion of the shares held by NGHC, whether in connection with the Bank Pledge or the litigation, could result in a change in control of the Issuer.

                  Notwithstanding that the judgment creditor has been granted a security interest in the 11,000,000 shares of the Common Stock owned by NGHC, the stock certificates for the 8,000,000 pledged shares released from the Bank Pledge, together with related stock powers, documents granting an assignment to the judgment creditor of an equity interest in the pledged shares still subject to the Bank Pledge and documents granting an assignment of the registration rights retained by NGHC under the Registration Rights Agreement (referred to below), have been placed in escrow with an escrow agent pursuant to court order. Accordingly, NGHC is entitled to continue to exercise any and all voting and other consensual rights pertaining to the pledged shares. Under the terms of the Escrow Agreement the escrowed documents will be turned over to the judgment creditor only if a final judgment upon conclusion of the appeal is entered in favor of the judgment creditor and NGHC fails the pay the amount due under such final judgment.

Copies of (i) the Grant of Security Interests dated as of September 8, 1999;
(ii) the Escrow Agreement between NGHC and Bank One, Texas, N.A. dated as of September 8, 1999; (iii) the Assignment of Equity Interest in Shares executed as of September 8, 1999; and (iv) the Assignment (of registration rights, as described below) executed as of September 8, 1999, are attached hereto as
Exhibit 13.

                  Pursuant to a Registration Rights Agreement dated as of November 9, 1993 between the Issuer and NGHC, NGHC was granted certain rights to register 20,000,000 shares of the Common Stock it then owned. Pursuant to the letter agreement, dated as of December 27, 1995, amending the Registration Rights Agreement and the Subordinate Assignment and Assumption Agreement dated as of December 27, 1995 among SALD and certain of the Banks, such Banks, as pledgees, may become entitled under certain circumstances to exercise certain rights to register the 3,000,000 shares of the Common Stock still pledged to the Banks. Pursuant to the letter agreement, dated as of May 1, 1998, amending the Registration Rights Agreement and subject to the assignment referred to in the preceding sentence of certain of its registration rights to certain of the Banks, NGHC subordinated certain of its rights under the Registration Rights Agreement to LDFHC, which (as described in Item 4 above) sold 1,600,000 shares of the Common Stock registered in accordance with this amendment. In addition, in accordance with the court orders referred to above, NGHC has assigned to the judgment creditor its rights remaining under the Registration Rights Agreement in respect of the shares pledged to the judgment creditor; however, the Assignment is held in escrow and may not be released to the judgment creditor other than in connection with receipt by the judgment creditor of the pledged shares. Copies of the Escrow Agreement and Assignment (of registration rights) are attached hereto as Exhibit 13.

                  Pursuant to a Note Purchase Agreement dated as of May 5, 1998 (the "Note Purchase Agreement"), LDFHC agreed to certain restrictions on its ability to sell or otherwise dispose of the shares of the Common Stock that it held; however, the Note Purchase Agreement terminated in February, 2000 and is of no further force and effect.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  1. Written Agreement of SALD, LDHC, LDCA, NGHC and LDFHC relating to the filing of this Amendment as required by Rule 13d-l(f).

                  2. Pledge Agreement dated as of December 23, 1994 among SALD, Societe Generale, Banque Nationale de Paris, Credit Lyonnais, Caisse Centrale des Banques Populaires, Banque Francaise du Commerce Exterieur, Caisse Nationale de Credit Agricole, Credit Industriel et Commercial, Banque Indosuez and Credit National. (1)

-----------------------

        (1) Filed as an exhibit to Amendment No. 1 to the Schedule 13D of the Louis Dreyfus Group dated January 1, 1995.

                  3. Subordinate Pledge Agreement dated as of December 27, 1995 among SALD, Societe Generale and Banque Nationale de Paris.(2)

                  4. Registration Rights Agreement dated as of November 9, 1993 (the "Registration Rights Agreement") between the Issuer and NGHC.(2)

                  5. Assignment and Assumption Agreement dated as of December 20, 1994 among SALD, Societe Generale, Banque Nationale de Paris, Credit Lyonnais, Caisse Centrale des Banques Populaires, Banque Francaise du Commerce Exterieur, Caisse Nationale de Credit Agricole, Credit Industriel et Commercial, Banque Indosuez and Credit National.(2)

                  6. Subordinate Assignment and Assumption Agreement dated as of December 27, 1995 among SALD, Societe General and Banque Nationale de Paris.(2)

                  7. Note Purchase Agreement dated as of May 5, 1998 (the "Note Purchase Agreement") among LDFHC and the Purchasers listed therein.(3)

                  8. Amendment No. 1 dated as of May 5, 1998 to the Note Purchase Agreement.(3)

                  9. Amendment dated as of December 22, 1993 to the Registration Rights Agreement.(3)

                  10. Amendment dated as of December 20, 1994 to the Registration Rights Agreement.(3)

                  11. Amendment dated as of December 27, 1995 to the Registration Rights Agreement.(3)

                  12. Amendment dated as of May 1, 1998 to the Registration Rights Agreement.(3)

                  13. (a) Grant of Security Interests dated as of September 8, 1999, from NGHC to the judgment creditor;

                      (b) Assignment of Equity Interest in Shares dated as of September 8, 1999, from NGHC to the judgment creditor;

                      (c) Escrow Agreement dated as of September 8, 1999, between NGHC and Bank One, Texas, N.A.; and

                      (d) Assignment (of registration rights) dated as of September 8, 1999, from NGHC to the judgment creditor.

-----------------------

        (2) Filed as an exhibit to Amendment No. 2 to the Schedule 13D of the Louis Dreyfus Group dated February 18, 1997.

        (3) Filed as an exhibit to Amendment No. 4 to the Schedule 13D of the Louis Dreyfus Group dated August 27, 1998.

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, correct and complete.

Dated:


July 24, 2000                       S.A. Louis Dreyfus et Cie.


                                    By:    /s/ Gerard Louis-Dreyfus
                                           --------------------------
                                           Name:  Gerard Louis-Dreyfus
                                           Title:  President


July 24, 2000                       Louis Dreyfus Holding Company Inc.


                                    By:    /s/ Jeffrey R. Gilman
                                           --------------------------
                                           Name:  Jeffrey R. Gilman
                                           Title:  Vice President


July 24, 2000                       Louis Dreyfus Commercial Activities Inc.


                                    By:    /s/ Jeffrey R. Gilman
                                           --------------------------
                                           Name:  Jeffrey R. Gilman
                                           Title:  Vice President and Treasurer


July 24, 2000                       Louis Dreyfus Natural Gas Holdings Corp.


                                    By:    /s/ Connie S. Linhart
                                           --------------------------
                                           Name:  Connie S. Linhart
                                           Title:  President and Treasurer


July 24, 2000                       L.D. Fashions Holdings Corp.


                                    By:   /s/ Connie S. Linhart
                                          ---------------------------
                                          Name:  Connie S. Linhart
                                          Title:  President and Treasurer

                                                                        ANNEX A


S.A. LOUIS DREYFUS ET CIE. ("SALD")



Name and Business Address
(all business addresses are:
S.A. Louis Dreyfus et Cie.
87 Avenue de la Grande Armee
75782 Paris, France                         Present Principal Occupation or
unless otherwise indicated)                 Employment                                 Citizenship
--------------------------                  -------------------------------            -----------
DIRECTORS
---------

Bernard Baldensperger                       Directeur General of SALD                  France

Claude Boquin                               Retired                                    France

Jean Louis-Dreyfus                          Vice President/                            France
                                            Directeur General of SALD

Gerard Louis-Dreyfus                        Chairman/President/                        U.S.A.
Louis Dreyfus Holding                       Directeur General of SALD
Company Inc.
200 Park Avenue, 33d Floor
New York, New York 10166

Pierre Louis-Dreyfus                        Vice President/                            France
                                            Directeur General of SALD

Marie-Jeanne Meyer                          Directeur General Adjoint of               France
                                            SALD

Jean-Hubert Pietra                          Retired                                    France

Jean Pinchon                                Retired                                    France

Ernest F. Steiner                           Chief Financial Officer of Groupe          U.S.A.
Louis Dreyfus Holding                       Louis Dreyfus
Company Inc.
200 Park Avenue, 33d Floor
New York, New York 10166

EXECUTIVE OFFICERS
(who are not directors)
----------------------

Georges Gateff                              Directeur Central of SALD                  France


                                                                        ANNEX B


LOUIS DREYFUS HOLDING COMPANY INC. ("LDHC")



Name and Business Address
(all business addresses are:
Louis Dreyfus Holding
 Company Inc.
10 Westport Road
P.O. Box 810
Wilton, Connecticut 06897                   Present Principal Occupation or
unless otherwise indicated)                 Employment                                 Citizenship
--------------------------                  -------------------------------            -----------
DIRECTORS
---------

Daniel R. Finn, Jr.                         Executive Vice President and               U.S.A.
Louis Dreyfus Corporation                   Chairman of the Energy Group of
10 Westport Road                            Louis Dreyfus Corporation
P.O. Box 810
Wilton, Connecticut 06897-
0810

Gerard Louis-Dreyfus*

Simon B. Rich                               Vice Chairman and President of            U.S.A.
                                            LDHC

Ernest F. Steiner*

EXECUTIVE OFFICERS
(who are not directors)
----------------------

Peter B. Griffin                            President of Louis Dreyfus                 U.S.A.
Louis Dreyfus Corporation                   Corporation
10 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-
0810

Richard D. Gray                             Vice President and Treasurer               U.S.A.

Robert L. Aiken                             Vice President of LDHC                     U.S.A.
Louis Dreyfus Corporation
10 Westport Road
-----------------------------------------------------

         * Individual's business address, present principal occupation and citizenship are set forth in Annex A (SALD).

                                                17


P.O. Box 810
Wilton, Connecticut 06897-
0810

Andrew J. Connelly                          Vice President and General                 U.S.A.
                                            Counsel of LDHC

Jeffrey R. Gilman                           Senior Vice President of Louis             U.S.A.
                                            Dreyfus Corporation

Deborah J. Neff                             Senior Vice President of Louis             U.S.A.
Louis Dreyfus Corporation                   Dreyfus Corporation
10 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-
0810

Hal Wolkin                                  Senior Vice President of Louis             U.S.A.
                                            Dreyfus Corporation



                                                                        ANNEX C


LOUIS DREYFUS COMMERCIAL ACTIVITIES INC. ("LDCA")



Name and Business Address
(all business addresses are:
Louis Dreyfus Commercial
Activities Inc.
10 Westport Road
P.O. Box 810
Wilton, Connecticut 06897                   Present Principal Occupation or
unless otherwise indicated)                 Employment                                 Citizenship
--------------------------                  -------------------------------            -----------
DIRECTORS
---------

None--Louis Dreyfus
Holding Company Inc. acts as
Management

EXECUTIVE OFFICERS
------------------

Ernest F. Steiner**

Jeffrey R. Gilman*

Peter B. Griffin*

Hal Wolkin*






-----------------------------------------------------

        ** Individual's business address, present principal occupation and citizenship are set forth in Annex A (SALD).

         * Individual's business address, present principal occupation and citizenship are set forth in Annex B (LDHC).

                                                                        ANNEX D


LOUIS DREYFUS NATURAL GAS HOLDINGS CORP. ("NGHC")



Name and Business Address
(all business addresses are:
Louis Dreyfus Natural Gas
Holdings Corp.
3411 Silverside Road
Baynard Building, Suite 210E
Wilmington, Delaware 19810                  Present Principal Occupation or
unless otherwise indicated)                 Employment                                 Citizenship
--------------------------                  -------------------------------            -----------
DIRECTORS
---------

Robert L. Bryant                            Management Consultant,                     U.S.A.
19 Falcon Ct.                               Horizon Partners
Wilmington, Delaware  19808

Jeffrey R. Gilman*

Connie S. Linhart                           President and Treasurer of                 U.S.A.
                                            NGHC

Daniel F. Lindley                           Attorney, Reed Smith Shaw &                U.S.A.
Reed Smith Shaw &                           McClay LLP, a law firm
McClay LLP
1201 Market Street
Suite 1500
Wilmington, Delaware 19801

EXECUTIVE OFFICERS
(who are not directors)
----------------------

None





-----------------------------------------------------

         * Individual's business address, present principal occupation and citizenship are set forth in Annex B (LDHC).

                                                                        ANNEX E


L.D. FASHIONS HOLDINGS CORP. ("LDFHC")



Name and Business Address
(all business addresses are:
L.D. Fashions Holdings Corp.
3411 Silverside Road
Baynard Building, Suite 210E
Wilmington, Delaware 19810                  Present Principal Occupation or
unless otherwise indicated)                 Employment                                 Citizenship
--------------------------                  -------------------------------            -----------
DIRECTORS
---------

Robert L. Bryant*

Jerome F. Dubrowski                         Consultant                                 U.S.A.

Connie S. Linhart*

Daniel F. Lindley*

EXECUTIVE OFFICERS
(who are not directors)
----------------------

None





-----------------------------------------------------

         * Individual's business address, present principal occupation and citizenship are set forth in Annex D (NGHC).

                                                                        ANNEX F


                                             OWNERSHIP OF COMMON STOCK



                                                            Percentage of Issued      Transactions in the
                                                            and Outstanding           Common Stock
Executive Officer              Number of Shares             Shares of Common          During the Past 60
or Director                    Beneficially Owned*          Stock                     Days
--------------------           -------------------          --------------------      -------------------
Daniel R. Finn, Jr.              24,000 shares**            less than 0.1%            **

Jeffrey R. Gilman                 1,000 shares              less than 0.1%            None

Gerard Louis-Dreyfus             27,000 shares***           less than 0.1%            ***

Simon B. Rich                   180,853 shares****          0.42%                     ****

Ernest F. Steiner                33,743 shares*****         less than 0.1%            *****



--------------------------------------------

         * The individuals named in this table have sole voting power with respect to the shares held for their benefit in a trust under the Issuer's Non-Employee Director Deferred Stock Compensation Program, and the trustee has sole investment power with respect to such shares. Unless otherwise indicated below and subject to community property laws where applicable, each of such individuals has sole voting and investment power with respect to all other shares indicated as beneficially owned. Shares a person is deemed to beneficially own by having a right to acquire by exercise of any option are considered outstanding solely for purposes of calculating such person's percentage ownership.

         ** Includes 16,000 shares which Mr. Finn has the right to acquire by exercise of currently exercisable stock options granted under the Issuer's Stock Option Plan (2,000 of which are subject to an option granted to Mr. Finn on 5/16/00); includes 3,000 shares held for the benefit of Mr. Finn in a trust under the Issuer's Non-Employee Director Deferred Stock Compensation Program (1,000 of which were granted on 5/16/00).

         *** Includes 16,000 shares which Mr. Louis-Dreyfus has the right to acquire by exercise of currently exercisable stock options granted under the Issuer's Stock Option Plan (2,000 of which are subject to an option granted to Mr. Louis-Dreyfus on 5/16/00); includes 3,000 shares held for the benefit of Mr. Louis-Dreyfus in a trust under the Issuer's Non-Employee Director Deferred Stock Compensation Program (1,000 of which were granted on 5/16/00).

         **** Includes 163,000 shares which Mr. Rich has the right to acquire by exercise of currently exercisable stock options granted under the Issuer's Stock Option Plan (2,000 of which are subject to an option granted to Mr. Rich on 5/16/00); includes 5,453 shares held for the benefit of Mr. Rich in a trust under the Issuer's Non-Employee Director Deferred Stock Compensation Program (1,938 of which were granted on 5/16/00); includes 400 shares owned by Mr. Rich as custodian for two of his children; includes 1,000 shares owned by Mr. Rich's wife;

-------------------------------------------

         does not include 200 shares owned by one of Mr. Rich's children in which Mr. Rich does not have a beneficial interest.

         ***** Includes 12,000 shares which Mr. Steiner has the right to acquire by exercise of currently exercisable stock options granted under the Issuer's Stock Option Plan (2,000 of which are subject to an option granted to Mr. Steiner on 5/16/00); includes 4,743 shares held for the benefit of Mr. Steiner in a trust under the Issuer's Non-Employee Director Deferred Stock Compensation Program (1,667 of which were granted on 5/16/00); includes 1,000 shares owned by Lodgepole Inc., a corporation wholly-owned by Mr. Steiner and his wife; includes 2,000 shares purchased by Mr. Steiner on the open market on 7/10/00.

                                                   EXHIBIT INDEX



   Exhibit
     No.                            Document                                       Page
   -------     --------------------------------------------------------          --------
      1        Written Agreement of SALD, LDHC, LDCA, NGHC and                      26
               LDFHC relating to the filing of this Amendment as
               required by Rule 13d-l(f).

      2        Pledge Agreement dated as of December 23, 1994 among                  *
               SALD, Societe Generale, Banque Nationale de Paris,
               Credit Lyonnais, Caisse Centrale des Banques Populaires,
               Banque Francaise du Commerce Exterieur, Caisse
               Nationale de Credit Agricole, Credit Industriel et
               Commercial, Banque Indosuez and Credit National.

      3        Subordinate Pledge Agreement dated as of December 27,                **
               1995 among SALD, Societe Generale and Banque
               Nationale de Paris.

      4        Registration Rights Agreement dated as of November 9,                **
               1993 (the "Registration Rights Agreement") between the
               Issuer and NGHC.

      5        Assignment and Assumption Agreement dated as of                      **
               December 20, 1994 among SALD, Societe Generale,
               Banque Nationale de Paris, Credit Lyonnais, Caisse
               Centrale des Banques Populaires, Banque Francaise du
               Commerce Exterieur, Caisse Nationale de Credit Agricole,
               Credit Industriel et Commercial, Banque Indosuez and
               Credit National.

      6        Subordinate Assignment and Assumption Agreement dated                **
               as of December 27, 1995 among SALD, Societe General
               and Banque Nationale de Paris.



-------------------------------------------

         * Filed as an exhibit to Amendment No. 1 to the Schedule 13D of the Louis Dreyfus Group dated January 1, 1995.

         ** Filed as an exhibit to Amendment No. 2 to the Schedule 13D of the Louis Dreyfus Group dated February 18, 1997.

         *** Filed as an exhibit to Amendment No. 4 to the Schedule 13D of the Louis Dreyfus Group dated August 27, 1998.

                                                24


      7        Note Purchase Agreement dated as of May 5, 1998 (the                ***
               "Note Purchase Agreement") among LDFHC and the
               Purchasers listed therein.

      8        Amendment No. 1 dated as of May 5, 1998 to the Note                 ***
               Purchase  Agreement.

      9        Amendment dated as of December 22, 1993 to the                      ***
               Registration Rights Agreement.

     10        Amendment dated as of December 20, 1994 to the                      ***
               Registration Rights Agreement.

     11        Amendment dated as of December 27, 1995 to the                      ***
               Registration Rights Agreement.

     12        Amendment dated as of May 1, 1998 to the Registration               ***
               Rights Agreement.

     13        (a) Grant of Security Interests dated as of September 8,             27
               1999, from NGHC to the judgment creditor;

               (b) Assignment of Equity Interest in Shares dated as of September 8, 1999, from NGHC to the judgment creditor;

               (c) Escrow Agreement dated as of September 8, 1999, between NGHC and Bank One, Texas, N.A.; and

               (g) Assignment (of registration rights) dated as of September 8, 1999, from NGHC to the judgment creditor.












                                                25